EXHIBIT 99.1

Caledonia Mining Corporation Plc Purchase of Securities by Director

ST. HELIER, Jersey, June 14, 2019 (GLOBE NEWSWIRE) -- Caledonia Mining Corporation Plc (NYSE American: CMCL; AIM: CMCL; TSX: CAL) (“Caledonia” or the “Company”) announces that it received notice today that Steve Curtis, a director and the Chief Executive Officer, has purchased a total of 3,500 depositary interests representing the same number of common shares of no par value each in the Company at a price per depositary interest of GBP4.10 each.  Following this transaction, Mr Curtis has an interest in 164,882 shares in the Company representing approximately 1.53 per cent of the issued share capital of Caledonia.

Further details of the transaction are set out below.  For further information please contact:

Caledonia Mining Corporation Plc
Mark Learmonth	Tel: +44 1534 679 802
Maurice Mason	Tel: +44 759 078 1139

WH Ireland
Adrian Hadden/Jessica Cave/James Sinclair-Ford	Tel: +44 20 7220 1751

Blytheweigh
Tim Blythe/Camilla Horsfall/Megan Ray	Tel: +44 207 138 3204

Note:  This announcement contains inside information which is disclosed in accordance with the Market Abuse Regulation (EU) No. 596/2014.

1	Details of the person discharging managerial responsibilities/person closely associated

a)	Name	Steve Curtis

2	Reason for the notification

a)	Position/status	Director and Chief Executive Officer

b)	Initial notification/Amendment	Initial notification

3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

a)	Name	Caledonia Mining Corporation Plc

b)	LEI	21380093ZBI4BFM75Y51

4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted

a)	Description of the financial instrument, type of instrument	Depositary interests representing common shares of no par value

	Identification code	JE00BF0XVB15

b)	Nature of the transaction	Purchase of securities

c)	Price(s) and volume(s)	Price(s)	Volume(s)
		GBP4.10	3,500

d)	Aggregated information

	- Aggregated volume	3,500

	- Price	GBP4.10

e)	Date of the transaction	14 June 2019

f)	Place of the transaction	AIM of the London Stock Exchange plc